Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Update and Interim Results for the Six Months Ended June 30, 2026

BOSTON, MA, October 16, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today filed its interim financial results for the six months ended June 30, 2026, and provided a corporate update on its lead programs in development.

EXECUTIVE CHAIRMAN’S STATEMENT

We are pleased to present to you the interim results for Tiziana Life Sciences for the six months ended June 30, 2026. Over this period, we have made significant progress across our pipeline, advanced key clinical programs, and strengthened our strategic foundation, all while staying focused on our mission to deliver transformative treatments for patients with unmet medical needs.

Strategic Progress and Clinical Advancements

The past six months have marked important milestones in the development of our innovative therapeutic candidates. Our lead asset, foralumab, continues to demonstrate encouraging clinical activity in neurodegenerative and autoimmune diseases. We completed enrolment in our Phase 2 clinical trial in non-active (non-relapsing) Secondary Progressive Multiple Sclerosis and are underway in enrolling in our Phase 2 clinical trials for Alzheimer’s disease, Amyotrophic Lateral Sclerosis (ALS) and Multiple System Atrophy (MSA). In particular, our expanded access programs across these indications have provided further evidence supporting its potential to reshape treatment paradigms in these areas.

We made substantial progress in enrolling our Phase 2 trial of intranasal foralumab for non-active (non-relapsing) Secondary Progressive Multiple Sclerosis and announced that our last patient received their first dose in July 2026. Positive early data from our MS expanded access studies highlight the promise of our intranasal delivery approach, which may offer patients improved efficacy with a more favourable safety and tolerability profile compared to conventional therapies. In addition, dosing is well underway in our Phase 2 clinical trial for Multiple System Atrophy (MSA), and enrolment in our Phase 2 clinical trial program for early Alzheimer’s disease is ongoing.

Importantly, the FDA’s previous Fast Track designation for intranasal foralumab underscores its potential as a therapy addressing serious conditions with unmet medical need. This designation provides us with an accelerated regulatory pathway and increased engagement with the FDA, enhancing our ability to bring innovative treatments to patients more efficiently.

Financial Review

We have continued to exercise disciplined financial management while prioritizing investment in our most promising programs. The funding secured during this reporting period has strengthened our balance sheet and provides us with the resources to advance our pipeline and expand our R&D capabilities. At the same time, we remain focused on operational efficiency and sustainability in light of the broader economic environment. Strategic partnerships and collaborations remain a key part of our growth strategy, enabling us to unlock additional value and accelerate development.

2026 First Half Financial Results (Unaudited)

For the six months ended June 30, 2026 Tiziana reported a total comprehensive loss of $12.4 million compared to $5.3 million for the same period in 2025.

Tiziana had $3.2 million in cash as of the six months ended 30 June 2026 as compared to $4.0 million on 31 December 2025. Additionally, Tiziana had $6.1 million of other receivables as of the six months ended 30 June 2026 as compared to $4.4 million on 31 December 2025. Tiziana’s cash balance as at 16 October 2026 is $3.9M.

Tiziana’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investors section of the Company’s website at: https://ir.tizianalifesciences.com/financial-information/annual-reports.

Foralumab – First Half 2026 Key Developments

●	American Academy of Neurology Journal Publication: Peer-reviewed publication of its open-label study in patients with non-active secondary progressive multiple sclerosis (na-SPMS) in Neurology Neuroimmunology & Neuroinflammation, a prestigious journal of the American Academy of Neurology.

●	New Biomarker Data Showing Nasal Foralumab Downregulates CSF Inflammation, Upregulates Neuroprotective Pathways, and Correlates with Reduced Microglial Activation on PET Scans in na-SPMS Patients with PIRA: positive new biomarker data from a late-breaking poster titled “Nasal foralumab downregulates CSF inflammation and upregulates CSF neuroprotective proteomic pathways which correlate with [F-18]PBR06-PET imaging in na-SPMS with PIRA,” which was presented by investigators from Brigham and Women’s Hospital, Boston, MA.

●	Nasal Anti-CD3 Improves Cognition Associated with Aging: positive preclinical study findings highlighting nasal anti-CD3’s potential as a novel approach to address neuroinflammation associated with aging, which contributes to cognitive decline in age-related disorders. In the study, nasal anti-CD3 reversed key aspects of brain aging, and improved cognition.

●	Poster Accepted for Presentation at the 7th World Parkinson Congress: announces that a late-breaking poster on its Phase 2a study of intranasal foralumab in Multiple System Atrophy (MSA) has been accepted for presentation at the 7th World Parkinson Congress, taking place May 24-27, 2026, in Phoenix, Arizona.

●	Publication of Positive Data Demonstrating Intranasal Anti-CD3 Antibody Attenuates Long COVID Neuroinflammation and Improves Cognitive Function: Data from independent academic collaborators published on bioRxiv support the therapeutic potential of the Company’s lead candidate, intranasal foralumab, for Long COVID associated “brain fog”.

●	Reduced Brain Inflammation in Multiple System Atrophy Patients Treated with Intranasal Foralumab: Foralumab is the first intranasal immune modulator in clinical trials for patients with Multiple System Atrophy. Initial quantitative PET imaging results from the first two patients with Multiple System Atrophy (MSA) in the Phase 2 clinical trial treated with intranasal foralumab. This is the third indication that has shown a marked reduction in inflammation on PET scans following treatment with intranasal foralumab.

Quantitative analysis of PET scans demonstrated reductions in inflammatory activity in clinically relevant brain regions known to be affected in MSA following treatment with intranasal foralumab. In the first two treated patients, investigators observed up to approximately 35% reduction in standardized uptake value (SUV) and approximately 24% reduction in standardized uptake value ratio (SUVR) in affected areas of the brain.

Figure 1. 2nd MSA patient on nasal foralumab

Significant reduction in basal ganglia and thalamic uptake following nasal foralumab

Figure 2. 2nd MSA patient on nasal foralumab

Marked reduction in Cerebellar white matter uptake following nasal foralumab

Figure 3. 1st MSA patient on nasal foralumab

Marked reduction in basal ganglia uptake following nasal foralumab

The reductions were observed in regions including the basal ganglia and cerebellar white matter, which are known to be involved in the neurodegenerative processes underlying MSA.

●	New Positive Clinical Data for Intranasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis: updated clinical data from the ongoing Expanded Access (“EA”) Program evaluating intranasal foralumab in 14 patients with non-active Secondary Progressive Multiple Sclerosis (na-SPMS). The data, updated from March 2025 to as of March 2026, demonstrate that intranasal foralumab continues to be extremely well tolerated over extended treatment durations. Patients showed encouraging trends in stabilization of disability as measured by the Expanded Disability Status Scale (EDSS) and meaningful improvements in fatigue as measured by the Modified Fatigue Impact Scale (MFIS).

●	Safety: Foralumab was well tolerated with no new safety signals identified.

●	EDSS Stabilization: We observed a favorable trend toward disease stabilization (i.e., reduced Confirmed Disability Progression (CDP).

●	Fatigue Improvement: 64% of patients achieved a clinically meaningful improvement of ≥4 points in their MFIS score.

Post period end clinical highlights (July–September 2026)

●	Last Patient Successfully Completed Dosing in its Phase 2 INFORM-MS Trial:

●	Top line data readout expected in Q4

●	INFORM-MS trial is a randomized, double-blind, placebo-controlled Phase 2a trial using Intranasal Foralumab in patients with Non-Active Secondary Progressive Multiple Sclerosis

●	Multiple System Atrophy (MSA) PET Results

o	Quantitative PET imaging results were shared from the third patient with Multiple System Atrophy (MSA) in the Phase 2 clinical trial treated with intranasal foralumab to complete dosing. Quantitative analysis of PET scans demonstrated reductions in inflammatory activity in clinically relevant brain regions known to be affected in MSA following treatment with intranasal foralumab. The third MSA patient to complete dosing has shown up to 34% reduction in standardized uptake value (SUV) and 26% reduction in standardized uptake value ratio (SUVR) in the most affected areas relevant to MSA (basal ganglia and cerebellar white matter) in the brain. These findings are similar to the first two MSA patients, who showed up to approximately 35% reduction in standardized uptake value (SUV) and 24% reduction in standardized uptake value ratio (SUVR).

●	Poster Presentation on Phase 2a BANYAN Clinical Trial of Intranasal Foralumab at ALS Nexus 2026:

o	A poster, titled “Phase 2a Trial of Intranasal Foralumab – BANYAN, a Healey ALS MyMatch Trial,” was presented by Dr. Pinar Uysal on Monday, August 24, 2026 at ALS Nexus in Florida.

Looking Ahead

Reflecting on our achievements so far in 2026, we are energized by the progress we have made and the opportunities that lie ahead. The clinical advancements with foralumab reinforce our confidence in the strength of our platform and our ability to deliver meaningful therapies to patients.

I would like to extend my gratitude to our shareholders for their ongoing support, to our scientific advisors for their invaluable guidance, and most importantly, to the Tiziana team for their dedication and commitment to our mission. Together, we are building momentum toward our vision of transforming treatment options for patients living with neurodegenerative and autoimmune diseases.

Thank you for your continued trust and support.

Gabriele Cerrone

Executive Chairman and Founder

Tiziana Life Sciences

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this filing are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this filing. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this filing relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this filing except as required by law or by any appropriate regulatory authority.

Consolidated Statement of Comprehensive Income

for the six months ended 30 June 2026

		6 months to	6 months to
		June 30,	June 30,	12 months to
		2026	2025	Dec 31,
		$’000	$’000	2025
	Notes	(Unaudited)	(Unaudited)	$’000

Research and development		(6,431)	(3,243)	(10,279)
Operating expenses		(4,943)	(5,943)	(10,853)

Operating loss		(11,374)	(9,186)	(21,132)

Interest income		-	5	1
Other income		193	521	-
FV Gain/(Loss) on Investment	8	(1,206)	3,028	2,333
Gain on sale of Investment		-	-	367
Total Other income/expense		(1,013)	3,554	2,701

Operating loss before taxation		(12,387)	(5,632)	(18,431)

Taxation		-	-	-

Loss for the period		(12,387)	(5,632)	(18,431)

Net loss for the period attributable to equity owners		(12,387)	(5,632)	(18,431)

Other comprehensive income for the period			-	-
Items that may be reclassified to profit or loss
Gain/(Loss) on currency translation		22	339	(88)
Total comprehensive loss attributable to equity owners		(12,365)	(5,293)	(18,519)

Earnings per share
Basic and diluted loss per share on continuing operations		$(0.10)	$(0.05)	$(0.16)

Consolidated Statement of Financial Position

as at June 30, 2026

		June 30,	June 30,
		2026	2025	Dec 31,
		$’000	$’000	2025
	Notes	(unaudited)	(unaudited)	$’000
Assets
Non-Current assets:
Property, plant and equipment		79	18	26
Investment in related party	8	1,238	3,731	2,444
Right-of-use assets	9	906	132	473
Total non-current assets		2,223	3,881	2,943

Current assets:
Prepayments and Other receivable		1,941	517	459
Related party receivables		4,183	4,876	3,984
Taxation receivable		135	72	99
Cash and cash equivalents		3,178	7,251	4,010
Total current assets		9,437	12,716	8,552

Total assets		11,660	16,597	11,495

Equity and liabilities

Shareholder’s equity:
Called up share capital (128,028,624) shares are issued and outstanding)		128	119	121
Share premium		43,441	31,788	34,663
Share based payment reserve - options		9,131	8,248	8,549
Share based payment reserve – warrants		69	86	69
Merger relief reserve		118,697	118,698	118,697
RSU reserve		2,329	2,094	2,858
Shares to be issued reserve		728	-	-
Translation reserve		(1,774)	(1,370)	(1,796)
Retained earnings		(175,496)	(150,463)	(163,109)

Equity attributed to the owners of the Company		(2,747)	9,200	52

Current liabilities:
Accounts payable and accrued expenses	7	13,120	7,177	10,460
Deferred Income		343	-	530
Lease liability	9	106	107	222
Tax liability		-	104	-
Other liabilities		12	9	(3)
		13,581	7,397	11,209
Long term liabilities:
Lease liability	9	826	-	234

Total Liabilities		14,407	7,397	11,443

Total Equity and Liabilities		11,660	16,597	11,495

Consolidated Statement of Cash Flows

for the six months ended June 30, 2026

	6 months to	6 months to
	June 30,	June 30,
	2026	2025	December 31,
	$’000	$’000	2025
	(unaudited)	(unaudited)	$’000
Cash flows from operating activities

Operating loss for the period before tax	(12,387)	(5,632)	(18,431)
Share Issuance in lieu of fees and bonus	-	1,344	1,344
Share based payment – restricted stock units	615	1,185	1,948
Share based payment – options	582	623	1,250
Options forfeited during the year	-	(1)	(109)
Write back bad debt	-	-	(166)
Depreciation	7	5	12
FV movement on investment	1,206	(2,613)	(1,752)
(Gain)/Loss on foreign exchange	(47)	230	(152)
(Gain)/loss on disposal of assets	-	(415)	-
Depreciation of right of use asset	151	83	222
Cash inflow from taxation	170	64	(75)
Interest Lease Liability	22	-	--
Net (increase) in related party receivables	(199)	(1,269)	(378))
Net (increase)/decrease in operating assets/other receivables	49	(372)	(314)
Net (decrease)/ increase in operating liabilities/other liabilities	2,668	(55)	3,224
Net increase/decrease) in deferred revenue	(193)	-	530
Net cash generated by/(used in) operating activities	(7,356)	(6,823)	(12,847)

Cash flow from financing activities

Proceeds from issuance of ordinary shares, net	6,641	7,408	10,059
Proceeds from the issue of warrants	-	-	48
Proceeds from the exercise of options	-	-	95
Repayment of leasing liabilities	(130)	(48)	(196)
Net cash generated by financing activities	6,511	7,360	10,006

Cash flows from investing activities

Purchase of PPE	(60)	(6)	(21)
Sale of Okyo Pharma Ltd shares	-	2,886	3,064
Net cash generated by/ (used in) investing activities	(60)	2,880	3,043

Net (decrease)/ increase in cash and cash equivalents	(905)	3,417	202

Cash and cash equivalents at beginning of period	4,010	3,724	3,724
Exchange difference	73	110	84
Cash and cash equivalents at end of period	3,178	7,251	4,010

Consolidated Statement of Changes in Equity -

for the six months ended June 30, 2026

	Share Capital	Share Premium	Shares To Be Issued Reserve	Share Based Payment Reserve (Options)	Shares Based Payment Reserve (Warrants)	Merger Reserve	RSU Reserve	Translation Reserve	Retained Earnings	Total Equity
(Unaudited)	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2026	121	34,663	-	8,549	69	118,697	2,858	(1,796)	(163,109)	52

Share based payments charge (options)	-	-	-	582	-	-	-	-	-	582
Issuance of ordinary shares – Fundraise, net	6	7,635	728	-	-	-	-	-	-	8,369
RSU Reserve movements	1	1,143	-	-	-	-	(529)	-	-	615
Total transactions with owners	7	8,778	728	582	-	-	(529)	-	-	9,566
Loss for the period	-	-	-	-	-	-	-	-	(12,387)	(12,387)
Foreign currency translation	-	-	-	-	-	-	-	22	-	22
Total comprehensive income	-	-	-	-	-	-	-	22	(12,387)	(12,365)
Balance at June 30, 2026	128	43,441	728	9,131	69	118,697	2,329	(1,774)	(175,496)	(2,747)

Consolidated Statement of Changes in Equity -

for the six months ended June 30, 2025

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Shares Based Payment Reserve (Warrants)	Merger Reserve	RSU Reserve	Translation Reserve	Retained Earnings	Total Equity
(Unaudited)	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2025	111	23,105	7,626	25	118,698	910	(1,708)	(144,831)	3,936

Share based payments charge (options)	-	-	623	-	-	-	-	-	623
Options forfeited in the year	-	-	(1)	-	-	-	-	-	(1)
Warrants Charged in the Year	-	(61)	-	61	-	-	-	-	-
Issuance of ordinary shares – Fundraise, net	7	7,401	-	-	-	-	-	-	7,408
Shares issued in lieu of directors’ bonus	1	1,343	-	-	-	-	-	-	1,344
RSU charge	-	-	-	-	-	1,184	-	-	1,184
Total transactions with owners	8	8,683	622	61	-	1,184	-	-	10,588
Loss for the period	-	-	-	-	-	-	-	(5,632)	(5,632)
Foreign currency translation	-	-	-	-	-	-	338	-	338
Total comprehensive income	-	-	-	-	-	-	338	(5,632)	(5,294)
Balance at June 30, 2025	119	31,788	8,248	86	118,698	2,094	(1,370)	(150,463)	9,200

Consolidated Statement of Changes in Equity -

for the year ended December 31, 2025

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (Warrants)	Merger Reserve	RSU	Translation Reserve	Retained Earnings	Total Equity
	$’000	$’000	$’000	$’000	$’000	Reserve	$’000	$’000	$’000
Balance as at December 31, 2024	111	23,105	7,626	25	118,697	910	(1,708)	(144,831)	3,936
Share based payment charge (options)	-	-	1,250	-	-	-	-	-	1,250
Options forfeited/cancelled in the year	-	-	(262)	-	-	-	-	153	(109)
Options exercised in the year	-	160	(65)	-	-	-	-	-	95
Warrants Exercised	-	65	-	(17)	-	-	-	-	48
Warrants charge	-	(61)	-	61					-
Shares issued in lieu of directors fees, bonus and expenses	1	1,343	-	-	-	-	-	-	1,344
Net Shares issued for fundraising	8	10,051	-	-	-	-	-	-	10,059
RSU charge	-	-	-	-	-	1,948	-	-	1,948
Total transactions with owners	9	11,558	923	44	-	1,948	-	153	14,635
Loss for the period	-	-	-	-	-	-	-	(18,431)	(18,431)
Translation	-	-	-		-	-	(88)	-	(88)
Total comprehensive loss	-	-	-	-	-	-	(88)	(18,431)	(18,519)
Balance as at December 31, 2025	121	34,663	8,549	69	118,697	2,858	(1,796)	(163,109)	52

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

1.	GENERAL INFORMATION

Tiziana Life Sciences Ltd is a public limited company incorporated in Bermuda and is listed on the NASDAQ Capital Market (NASDAQ: TLSA). The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy.

These financial statements are presented in thousands of dollars ($’000) which is the presentational currency of the Company. The functional currency for the Company is also US dollars ($) indicative of the primary economic environment in which the Company operates.

2.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

The Interim consolidated financial statements of the Group have been prepared in accordance with the valuation and recognition principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS. The interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2025.

They have been prepared under the historical cost convention except for the following items:

- Financial instruments – fair value through profit or loss

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of June 30, 2026, had cash and cash equivalents of $3.2m, a net loss for the period ended June 30, 2026, of $12.4m. The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity.

The top line data for the na-SPMS clinical trial are expected in Q4 2026, with Alzheimer’s and MSA clinical trials results to follow soon after. The Directors are taking steps to put engagements and plans into place to secure sufficient capital to continue operations. These steps include exploring possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

New and Revised Standards

Standards in effect in 2026

Below are the IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2026.

Standard	Effective year commencing on or after
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instrument)	January 1, 2026

There is no material impact on the financial statements of the above standard.

Below are the IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2027.

Standard	Effective year commencing on or after
IFRS 19- Subsidiaries without Public Authority – Reduced Disclosures	January 1, 2027
Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency	January 1, 2027
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027

The Group and Company are evaluating the impact of the new and amended standards above which are not expected to have a material impact on the Group results.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies of the subsidiary and therefore exercises control. The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Business combination

The Group undertook a group reorganisation exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction.

On October 21, 2021, Tiziana Life Sciences Ltd (the ‘Company’) acquired the entire shareholding of the former Tiziana Life Sciences plc and its related subsidiaries, by a way of a share for share exchange with Tiziana Life Sciences Ltd becoming the Group’s immediate parent company.

On October 21, 2021, the Company was admitted for listing on the NASDAQ Capital Market Exchange and the former Tiziana Life Sciences plc was delisted from the main market of the London Stock Exchange plc.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense/(credit) for the period represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any differences that are rebated are recognized in the following year, when the cash is received from the UK tax authorities.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Group’s presentational currency.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The financial statements of overseas subsidiary undertakings are translated into US dollars on the following basis:

o	Assets and liabilities at the rate of exchange ruling at the period-end date.

o	Profit and loss account items at the average rate of exchange for the period.

Exchange differences arising from the translation of the net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments, are taken to equity (and recognized in the statement of comprehensive income) on consolidation.

License fees

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. The Group’s financial liabilities include trade and other payables.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued in return for services.

These warrants fall within scope of IFRS 2. The Company recognises that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognised over the life of the service for which the warrant was provided.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments where a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognised in equity and is not remeasured.

Warrants that contain conditions that mean the contractual exchange is not necessarily fixed throughout the life of the instrument do not meet the condition of a fixed amount of cash being exchanged for a fixed amount of equity and are treated as financial instruments measured at FVTPL.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years

IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the income statement.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables. Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Investments in Related Party

Investments in related parties are recognized at fair value with transaction costs expensed immediately. Subsequent measurement continues at fair value with gains and loses flowing through the income statement

Impairment of non-financial assets:

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value at a pre-tax discount rate.

Deferred Income

The treatment of deferred income involves recognizing it as a liability until performance obligations are met. This approach aligns with IFRS 15, which emphasizes the importance of recognizing income over time rather than upfront. Deferred income arises when a company receives payment before fulfilling its performance obligations. As the Company fulfils its obligations it gradually recognizes the deferred income as income in its income statement.

Contingent Liabilities

The Company is required to make judgments about contingent liabilities including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determination of possible scenarios, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law.

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to original condition is considered negligible.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

 Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Other Intangible Assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated impairment losses.

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. If there is such an indication the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as equity in a Convertible loan note reserve. The accrued interest on the principal amount is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the fixed for fixed condition is not met

The Group classifies convertible loan notes that do not meet the fixed for fixed condition as liability instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The Company makes estimates as to the useful life of an option award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Company also makes estimates as to the vesting period for awards that have performance based criteria.

4.	Operating loss

The Group’s operating loss for the period/year is stated after charging the following:

	6 months to June 30, 2026 (unaudited)	6 months to June 30, 2025 (unaudited)	12 months to Dec 31, 2025
	$’000	$’000	$’000

Depreciation of Property, Plant and Equipment	7	5	12
Depreciation (Right-of-use asset)	151	83	222
Foreign exchange gains/(losses)	47	(230)	(152)

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

5.	Loss per share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the period.

	6 months to June 30,	6 months to June 30,	12 months to
	2026 (unaudited)	2025 (unaudited)	Dec 31, 2025

Loss for the period ($’000)	(12,387)	(5,632)	(18,431)

Basic and diluted weighted average number of shares	127,873,955	116,826,510	118,282,753

Basic and diluted loss per share – cents	(10.0)	(4.8)	(15.6)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

6.	Share based payments

The Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant. The Company is currently operating two plans (Tiziana Life Ltd (UK)) Share Option Plan which is closed for any new issuances and the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan.

Tiziana Life Sciences Ltd (UK) Share Option Plan

	Jun 2026		Jun 2025
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at January 1	74	4,516	69	4,516
Granted	-	-	-	-
Forfeited/Cancelled	-	-	-	-
Exercised	-	-	-	-

Outstanding at June 30	74	4,516	75	4,516

Exercisable at June 30	29	882	107	1,257

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

	Dec 2025
	Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at January 1	74	4,516
Granted	-	-
Forfeited/Cancelled	-	-
Exercised	-	-
	74	4,516
Outstanding at December 31

Exercisable at December 31	29	882

There were no options exercised during the 6 months to June 30, 2026, the 6 months to June 30, 2025 and the year to December 31, 2025.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,113k (Dec 2025 $1,418k; June 2025 $1,436k).

Under the Tiziana Life Sciences Ltd (UK) Share Option Plan, the total expense recognized for the period to June 2026 was $302k. During the year ending December 31, 2025, the total expense recognized was $597k of which $0k relates to forfeitures during the year.

Share options outstanding at June 30, 2026 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at June 30, 2026 (’000)
April 30, 2018	April 30, 2028	$1.10	500
May 6, 2020	May 5, 2028	$0.47	3,416
July 23, 2020	July 26, 2030	$2.11	100
August 25, 2020	August 24, 2030	$1.98	500
Total			4,516

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Tiziana Life Sciences Ltd Equity Incentive Plan

	Jun 2026		Jun 2025
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at January 1	77	5,212	69	5,302
Granted	-	-	82	330
Forfeited/Cancelled	-	-	(50)	(7)
Exercised	-	-	-	-

Outstanding June 30	77	5,212	71	5,625

Exercisable at June 30	68	3,344	67	2,741

	Dec 2025
	Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	5,302
Granted	134	620
Forfeited/Cancelled	(67)	(585)
Exercised	(67)	(125)

Outstanding at 31 December	77	5,212

Exercisable at 31 December	67	2,580

No options were exercised during the six months to June 2026 and the six months to June 2025. There were 125k options exercised for the year ending December 31, 2025.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $512k (Dec 2025: $792k, June 2025 $402k).

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expense recognized for the period ending June 30, 2026 was $280k and for the year ending 31 December 2025, the total expense recognized was $653k, not including a charge of $262k for forfeitures during the year.

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Share options outstanding at June 30, 2026 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at June 30, 2026 (’000)
November 4, 2022	November 4, 2032	$0.67	1,850
March 14, 2023	March 14, 2033	$0.57	492
March 13, 2024	March 13,2034	$0.50	550
03 May 03,2024	May 3, 2034	$0.71	1,000
14 August 2024	August 14,2034	$1.09	200
03 October 2024	October 3, 2034	$0.82	500
28 Mar 2025	Mar 28,2035	$1.12	330
September 05,2025	September 05, 2035	$1.58	290
Total			5,212

Restricted Stock Unit

	Jun 2026		Jun 2025
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at January 1	1.09	4,200	1.09	4,200
Granted	-	-	-	-
Forfeited/Cancelled	-	-	-	-
Vested and shares issued	1.09	(1,050)	-	-

Outstanding at June 30	1.09	3,150	1.09	4,200

Vested at June 30	-	-	-	-

	Dec 2025
	Grant
	Date price (cents)	Restricted Stock (’000)

Outstanding at January 1	1.09	4,200
Granted	-	-
Forfeited/Cancelled	-	-
Vested and shares issued	-	-

Outstanding at December 31	1.09	4,200

Vested at December 31	1.09	1,050

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Restricted Stock Units outstanding at the end of June 2026:

Grant Date	Expiry Date	Exercise Price	Restricted Stock at 30 June 2026 (’000)
August 14, 2024	August 14, 2034	$1.09	3,150
Total			3,150

There were no restricted stock units that vested or were granted during the 6 months to June 30, 2026.

The total outstanding fair value charge of the restricted stock instruments is deemed to be approximately $1,104k (Dec 2025: $1,720k).

Warrants

During the six months ending June 30, 2026, the Company issued 7,040,000 warrants to investors in connection with the financing transaction in January 2026. Each warrant entitled the holder to subscribe for an ordinary share at an initial exercise price of $1.50 and was exercisable until 16 July 2026. These warrants were issued as part of a financing transaction and are classified as equity instruments.

There were $nil share-based payment charges included in the consolidated balance sheet for the 6 months ended June 30, 2026 (Dec 2025: $61k, June 2025: $nil)

	6 months to June 30, 2026	6 months to June 30, 2025
	(Unaudited)	(Unaudited)
$000
Outstanding at January 1	69	25
FV Charge	-	-
Outstanding 30 June 30	69	25

12 months Dec 31, 2025

$000
Outstanding at January 1	25
FV Charge	61
Exercised	(17)
Outstanding at December 31	69

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

Shares to be Issued Reserve

	(unaudited) June 30, 2026	(unaudited) June 30, 2025	Dec 31, 2025
	$’000	$’000	$’000
582,400 shares @1.25	728	-	-
	728	-	-

7.	Trade and other payables

	(unaudited)	(unaudited)
	June 30, 2026	June 30, 2025	Dec 31, 2025
	$’000	$’000	$’000

Trade payables	10,475	5,479	7,173
Accruals	2,645	1,698	3,287
	13,120	7,177	10,460

8.	Investment in related party

	(unaudited) June 30, 2026	(unaudited) June 30, 2025	Dec 31, 2025
	$’000	$’000	$’000
Investment in Accustem Sciences Inc	1,427	599	599
Movement in fair value	(926)	712	662
Additional shares issued	-	-	166
	501	1,311	1,427

The share price of Accustem as of June 30, 2026, was $0.29, which has resulted in the recognition of a fair value loss of $926k. These FV losses have been measured using Level 1 per IFRS 13 fair value hierarchy. Accustem Sciences Inc is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Accustem Sciences Inc.

	(unaudited) June 30, 2026	(unaudited) June 30, 2025	Dec 31, 2025
	$’000	$’000	$’000
Investment in Okyo Pharma Ltd.	1,017	2,990	2,990
Additional shares sold	-	(2,886)	(3,064)
Gain/(loss) on sale of shares	-	415	-
Movement in fair value	(280)	1,901	1,091
	737	2,499	1,017

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

The share price of Okyo Pharma Ltd as of June 30, 2026, was $1.50, which has resulted in the recognition of a fair value loss of $280k. This has been measured using the Level 1 per IFRS 13 fair value hierarchy. Okyo Pharma Ltd is listed on the NASDAQ stock exchange and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Okyo Pharma Ltd.

9.	Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of the first six months of 2026, the Group entered into a new lease agreement for its London office. Any leases that have a term shorter than 12 months the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short – term leases.

	Jun 30, 2026	Jun 30, 2025
Right-of-use assets	$000	$000
At 1 January	473	171
Adjustment for rent free period	-	34
Additions	583	-
Depreciation	(151)	(83)
Disposal of lease	-	-
Exchange differences	1	10
At 30 June	906	132

Dec 31, 2025
Right-of-use assets	$000
At 1 January	171
Additions	475
Rent Free Period Adjustment	25
Depreciation	(195)
Exchange differences	(3)
At 31 December	473

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

	June 30, 2026	June 30, 2025
Lease Liabilities	$000	$000

At 1 January	456	106
Adjustment for rent free period	-	34
Additions	583	-
Interest expense	22	2
Lease payments	(130)	(48)
Exchange differences	1	13
At 30 June	932	107

Dec 31, 2025
Lease Liabilities	$000

At 1 January	106
Additions	461
Rent free period adjustment	35
Interest expense	20
Prepaid Lease payment	15
Lease payments	(190)
Exchange differences	9
At 31 December	456

Lease liabilities are presented in the consolidated statement of financial position as follows:

	30 Jun 2026	30 June 2025	Dec 31, 2025
	$000	$000	$000
Current	106	107	222
Non-current	826	-	234
	932	107	456

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 30 June 2026 were as follows:

	Minimum lease payment due, $000
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	186	296	313	523	1,318
Finance Charges	(80)	(65)	(138)	(103)	(386)
Net Present Values	106	231	175	420	932

Notes to the Interim Financial Statements

for the six month period to June 30, 2026

10.	Related party transactions

Actavia Life Sciences Inc. (formerly Rasna Therapeutics Inc.) is a related party as the entity is controlled by a person that has significant influence over the Group. Actavia is also party to a Shared Services agreement with Tiziana whereby Actavia is charged for shared services such as the payroll and rent. During 2022, Tiziana extended a loan to Actavia for $75,000 at an interest rate of 16% per annum. As of December 31, 2025, $567k was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. Tiziana has determined that the probability of recoverability is low, therefore the amount owed was fully impaired in the year ending 31 December 2025. There have been no further charges under the shared services agreement in the period ending 30 June 2026.

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k. There were no milestone payments due in the period ending 30 June 2026 (Dec 2025: $nil, June 2025: $nil).

OKYO Pharma Ltd (“OKYO”) is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of June 30, 2026, $158k was owed to OKYO (Dec 2025: $744k, Jun 2025: $809k owed to Tiziana Life Sciences Ltd) in respect of this agreement. The total charged under the shared services agreement in the period ended Jun 2026 was $346k (Dec 2025: $140k, Jun 2025: $72k).

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. During the period ended 30 June 2022 an investment for $2,675k was made in Accustem. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent and 3rd party suppliers. As of June 30, 2026, $4,341k (Dec 2025: $3,636k, Jun 2025: $3,459k) was the net amount owed by Accustem.

11.	Ultimate controlling Party

The ultimate controlling party of the Group is Planwise Group Ltd.

12.	Post balance sheet events

On 16 July 2026, subsequent to the reporting date, the Company agreed to extend the exercise period of the 7,040,000 outstanding warrants issued in January 2026 by a further six months to 16 January 2027.